Via Facsimile and U.S. Mail
Mail Stop 4720

February 1, 2010

Dr. Jean-Pierre Sommadossi
Chief Executive Officer
Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139

Re: Idenix Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A filed April 28, 2009
Supplemental response dated January 13, 2010
File No. 000-49839

Dear Dr. Sommadossi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John F. Weidenbruch, Esq.